

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March, 2002

China Petroleum & Chemical Corporation
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of :

A press announcement in English and Chinese of China Petroleum & Chemical Corporation (the "Registrant") on March 8, 2002 with respect to clarifying that the Company's net profit for the year ended 31 December 2001 will be lower than estimated as stated in Sinopec Corp.'s prospectus for the issue of A shares last year.

SIGNATURE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

The Board refers to the article which appeared in the South China Morning Post on 8 March 2002 regarding the Company's net profit for the year ended 31 December 2001. The Board would like to clarify that the Company's net profit for the year ended 31 Decemeber 2001 will be lower than that estimated as stated in Sinopec Corp.'s prospectus for the issue of its A shares last year.

Reference is made to an article which appeared in the South China Morning Post on 8 March 2002 regarding the net profit of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its subsidiaries (the "Company") for the year ended 31 December 2001 (the "Article").

In July 2001, Sinopec Corp. issued a prospectus on the issue of its A shares (the "Prospectus"). The Prospectus included a profit forecast (the "Profit Forecast") of approximately RMB 18,023 million for the year ended 31 December 2001, which was compiled on the principal basis of the assumptions made by the directors of Sinopec Corp. (the "Board") and prepared under the Accounting Standard For Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC and accounting policies consistent with the financial and accounting information as set out in the Prospectus. The preparation of the Profit Forecast was solely the responsibility of the Board. The compilation and calculation of the Profit Forecast had been reviewed by Sinopec Corp.'s PRC certified public accountants, KPMG Peat Marwick Huazhen. The forward-looking statements set forth in the Profit Forecast were not prepared with a view toward compliance with published guidelines of the Hong Kong Society of Accountants or the American Institute of Certified Public Accountants regarding forecasts. It was stated that the Profit Forecast could be subject to adjustment if it were to be prepared based on IAS and had not been reviewed by any independent financial adviser or auditors in Hong Kong.

Due to the effect of the slowdown in the world economy, in particular, after the "911" incident, international crude oil prices have been decreased substantially and prices of refined oil products have continued to fall to the extent that, during the period from June to August, the price of gasoline in the Singapore international market was lower than that of crude oil. Cyclical changes in chemical products have been delayed and prices of chemical products have remained in a trough. The above market conditions have changed the assumptions upon which the Profit

Forecast was based.

Based on unaudited financial data now available, Sinopec Corp. believes that the Company's net profit (prepared in accordance with the PRC accounting standards) for the year 2001 will be lower than that estimated as stated in the Prospectus. Actual results for the year ended 31 December 2001 have yet to be audited. Detailed financial information will be disclosed in Sinopec Corp.'s audited 2001 annual report and its preliminary results announcement which are expected to be issued in April 2002.

By Order of the Board
China Petroleum & Chemical Corporation
Zhang Honglin
Secretary of the Board of Directors
Beijing, the PRC, 8 March 2002

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性及完備性亦無發表聲明，并明確表示不會就本公告全部或任何部分內容或因依賴該等內容而引致之任何損失而承擔任何責任。



中国石化
SINOPEC

中国石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION

（在中華人民共和國註冊成立的股份有限公司）

公 告

董事會茲提述二零零二年三月八日刊登於南華早報有關本公司截至二零零一年十二月三十一日的淨利潤。董事會因此澄清，本公司截至二零零一年十二月三十一日止的淨利潤將會較中国石化於上年發行A股的招股說明書內所預計的爲低。

茲提述二零零二年三月八日刊登於南華早報有關中国石油化工股份有限公司（「中国石化」）及其附屬公司（「本公司」）截至二零零一年十二月三十一日止的淨利潤（「該報導」）。

中国石化於二零零一年七月刊發公募增發A股招股說明書（「招股說明書」）。招股說明書載有一項根據中国石化董事（「董事會」）當時所作的主要基本假設，並按照中華人民共和國財政部頒佈的「企業會計準則」及「企業會計制度」及與載於招股說明書的財務及會計資料一致的會計政策而編制截至二零零一年十二月三十一日止的盈利預測（「盈利預測」）。盈利預測約爲人民幣180.23億元。盈利預測的編製及計算已由中国石化的中國註冊會計師畢馬威華振會計師事務所審閱。盈利預測所載的前瞻性陳述並無根據遵守香港會計師公會或美國註冊會計師學會所刊發的指引的宗旨編製。倘盈利預測是按照國際會計準則而編製，盈利預測可能會作出調整。盈利預測未有經由任何香港獨立財務顧問或核數師審閱。

由於受世界經濟增長減緩的影響，特別是「911」事件后，國際原油價格大幅下跌，成品油價格不斷下跌，甚至六至八月內新加坡國際市場出現汽油價格低於原油價格的倒掛現象。化工產品周期變化遲滯、產品價格仍處於谷低。上述嚴峻的市場形勢使該盈利預測的假設條件發生了較大變化。

根據現有的未經審核財務數據，中國石化相信，本公司截至二零零一年十二月三十一日止年度的淨利潤（按中國會計準則編製）會低於招股說明書內的預計。截至二零零一年十二月三十一日止年度的實際業績有待審核。具體財務資料將於中國石化的二零零一年年度的年報及其年度業績初步公告內披露，預計刊發日期爲二零零二年四月。

承董事會命
張洪林
董事會秘書

中國，北京，二零零二年三月八日

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: 
Name: Zhang Honglin
Title: Company Secretary

Date: March 11, 2002